Exhibit 99.3

Turbo Energy Announces Details for Extraordinary General Meeting of Shareholders to Be Held on December 18, 2024

VALENCIA, Spain – (Globe Newswire) – December 4, 2024 – Turbo Energy, S.A. (NASDAQ:TURB) (“Turbo Energy” or the “Company”), a global provider of leading-edge, AI-optimized solar energy storage technologies and solutions, today announced that it will hold an extraordinary general meeting of shareholders (the “Meeting”) on Wednesday, December 18, 2024, beginning at 1:00 P.M. CET (UTC+01:00), and held at the registered office of the parent company, Umbrella Global Energy, S.A., located at Plaza America 2, 4º AB,46004 in Valencia, Spain.

At the Meeting, Turbo Energy’s shareholders will be asked to vote on the following proposals:

1.	To increase the number of directors from seven to eight and to appoint Mr. Julian Groves as a new executive director, to serve until the next annual general meeting of shareholders, or until his successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification, or removal.

2.	To ratify the appointment of Deloitte as the Company’s Spanish public accounting firm for the fiscal year ending December 31, 2024.

3.	To approve an amendment to the Turbo Energy, S.A. 2023 Equity Incentive Plan (the “Plan”) to increase the total number of ordinary shares available for grant under the Plan from 1,900,000 ordinary shares, par value €0.05 per share (the “Ordinary Shares”), to 5,500,000 Ordinary Shares the (“Plan Share Limit”) and on the first day of each calendar year during the term of the Plan, commencing on January 1, 2026 and continuing until (and including) January 1, 2033, the number of Ordinary Shares available under the Plan Share Limit shall automatically increase to a number equal to the lesser of (a) ten percent (10%) of the total number of Ordinary Shares issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase and (b) a number of Ordinary Shares determined by the Board.

4.	Granting of powers for the execution and notarization of resolutions to execute such public documents as may be necessary for the due formalization and registration in the Mercantile Registry of the resolutions adopted at this Meeting, including the correction or rectification, if necessary.

5.	Reading and approval, where appropriate, of the Meeting minutes.

If you are a holder of record of our ADSs as of the close of business on Wednesday, November 20, 2024 (Eastern Time), you may exercise your right to vote by completing and submitting the ADS voting card which will be sent, or made available, to you by Citibank, N.A. If your ADSs are held in an account at a brokerage firm, bank, nominee or similar organization, you should follow the directions provided by your broker, bank or other nominee. All ADS voting cards, however submitted, must be received by Citibank, N.A. no later than 10:00 a.m. (Eastern Time) on Monday, December 9, 2024.

Shareholders who appear as holders in the corresponding book-entry registry at least five (5) days prior to the date on which the Meeting is to be held may attend. For this purpose, accreditation shall be required by means of the appropriate attendance card, certificate issued by the depository entity adhered to Iberclear, or by any other legally admitted form. The registration of the attendance cards shall begin one hour before the time set for the Meeting.

Any shareholder entitled to attend may be represented by another person, even if such person is not a shareholder. The proxy must be conferred in writing by means of an attendance card or certificate or other accepted form and delegation duly completed and signed by the shareholder granting the proxy for each meeting. The proxy is always revocable. Personal attendance at the Meeting of the represented shareholder shall have the value of revocation.

Remote attendance to the Meeting will be through a link to a live webcast of the Meeting that will be provided by the Company at least five days prior to the Meeting. To receive the webcast link directly, shareholders must send the request by e-mail to the address investors@turbo-e.com or comply with the requirements established for registration on the Company’s website. In order to obtain access codes, it shall be necessary to prove the condition of shareholder by means of an attendance card issued by the depositary or brokerage in which the shareholder has deposited the shares and a document accrediting the shareholder.

As from the date of publication of the notice, December 4, 2024, shareholders representing at least 5% of the share capital may request the publication of a supplemental notice of call, including other points on the agenda. This request shall be sent through any certifying means, to be received at the registered office within five days after publication of this notice of call. The addendum shall be published at least fifteen (15) days prior to the date of the shareholder´s meeting.

About Turbo Energy, S.A.

Founded in 2013, Turbo Energy is a globally recognized pioneer of proprietary solar energy storage technologies and solutions managed through Artificial Intelligence. Turbo Energy’s elegant all-in-one and scalable, modular energy storage systems empower residential, commercial and industrial users expanding across Europe, North America and South America to materially reduce dependence on traditional energy sources, helping to lower electricity costs, provide peak shaving and uninterruptible power supply and realize a more sustainable, energy-efficient future. A testament to the Company’s commitment to innovation and industry disruption, Turbo Energy’s introduction of its flagship SUNBOX represents one of the world’s first high performance, competitively priced, all-in-one home solar energy storage systems, which also incorporates patented EV charging capability and powerful AI processes to optimize solar energy management. Turbo Energy is a proud subsidiary of publicly traded Umbrella Global Energy, S.A., a vertically integrated, global collective of solar energy-focused companies. For more information, please visit www.turbo-e.com.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and annual report under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Any forward-looking statements contained in this press release speak only as of the date hereof, and Turbo Energy, S.A. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

At Turbo Energy, S.A.

Dodi Handy, Director of Communications

Phone: 407-960-4636

Email: dodihandy@turbo-e.com